HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

FILE NO. 79106.000005

February 13, 2013

VIA EDGAR

Mr. Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	American Residential Properties, Inc.

Confidential Draft Registration Statement on Form S-11

Submitted on January 10, 2013

File No. 377-00089

Dear Mr. McTiernan:

As counsel to American Residential Properties, Inc., a Maryland corporation (the “Company”), we are transmitting for confidential review pursuant to the Jumpstart Our Business Startups Act and the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Company’s Confidential Draft Registration Statement on Form S-11 (File No. 377-00089) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 6, 2013 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Mr. Eric McPhee, Mr. Jonathan Wiggins and Mr. Jerard Gibson a courtesy copy of this letter and two courtesy copies of Amendment No. 1 submitted by the Company on the date hereof, one copy of which (the “Blacklined Version”) has been marked to reflect changes made to the Registration Statement submitted to the Commission on January 10, 2013. The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information.

ATLANTA  AUSTIN  BANGKOK  BEIJING  BRUSSELS  CHARLOTTE  DALLAS   HOUSTON  LONDON  LOS ANGELES

McLEAN  MIAMI  NEW YORK  NORFOLK  RALEIGH  RICHMOND  SAN FRANCISCO  TOKYO  WASHINGTON

www.hunton.com

Mr. Michael McTiernan, Assistant Director

February 13, 2013

We note, however, that certain information, such as information about the Company’s portfolio of properties, has not been updated throughout Amendment No. 1, but the Company will update that information in a subsequent amendment prior to commencing the roadshow.

All page references in responses are to pages of the Blacklined Version. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Company advises the Staff that the Company has not provided any written materials to potential investors in reliance on Section 5(d) of the Securities Act and has not authorized anyone to do so on its behalf. The Company further advises the Staff that it does not believe any broker or dealer that is participating or will participate in the offering has published or distributed, in reliance on Section 2(a)(3) of the Securities Act, any research reports about the Company. If, to the Company’s knowledge, any broker or dealer participating in the offering publishes or distributes, in reliance on Section 2(a)(3) of the Securities Act, any research reports about the Company, the Company will promptly provide such reports to the Staff.

2.

Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared John Burns Real Estate Consulting, LLC (JBREC), RentRange, LLC, Moody’s Analytics and MBA Mortgage Bankers Association. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material

Mr. Michael McTiernan, Assistant Director

February 13, 2013

is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement, other than such materials produced by JBREC, was not prepared for or commissioned by the registrant or its affiliates.

RESPONSE: In response to the Staff’s comment, we have included in the supplemental materials, which are enclosed with the Staff’s courtesy copies of this letter, a copy of the John Burns Real Estate Consulting, LLC (“JBREC”) Study (the “JBREC Study”) that appears in the “Industry Overview and Market Opportunity” section of the Registration Statement verbatim. The JBREC Study will also be filed as Exhibit 99.6 to the Amendment. We have also provided a binder showing the sources from which various qualitative and quantitative business and industry data (other than such data sourced to JBREC, which is from the JBREC Study) were derived. In addition, we confirm that any third-party data included in the Registration Statement, other than such materials produced by JBREC, was not prepared for or commissioned by the Company or its affiliates.

3.	We note that the offering proceeds are not dedicated to any specified property acquisitions, and thus the offering appears to be a “blind-pool” offering. As such, please revise the registration statement to comply with applicable provisions of Industry Guide 5, including, without limitation: (i) cover page risk factors to briefly describe the most significant risks, (ii) detailed narrative and quantitative disclosure regarding the prior experience of ARP Phoenix Fund I, LP and its affiliates, and (iii) the appropriate Part II undertakings. Refer to Securities Act Release 33-6900.

RESPONSE:

(a) Guide 5 should not apply to an “internally managed” real estate investment trust (“REIT”) and this offering should not be viewed as a “blind-pool” offering.

As a preliminary matter, the Company notes that Guide 5 by its terms relates to “blind-pool” offerings by real estate limited partnerships, in particular those that

Mr. Michael McTiernan, Assistant Director

February 13, 2013

use third-party advisors or managers. The Commission has taken the position that Guide 5 also applies to offerings by REITs that are conducting registered “blind-pool” offerings, and we believe that Guide 5 has been applied in those cases because those offerings have typically had investment characteristics and risks that are similar to those of blind-pool offerings by real estate limited partnerships. In particular, Guide 5 has generally been applied to blind-pool offerings by “externally managed” REITs, such as in the case of the initial registered offerings by most public non-traded REITs and many mortgage REITs. In those cases, the REITs typically had the following characteristics: newly formed; no (or nominal amounts of) existing assets and no (or a very limited) operating history; and managed by a third-party, external manager or advisor that was entitled to earn management fees and, in some cases, incentive fees, broker commissions, acquisition and disposition fees, financing fees and other fees that were not tied to shareholder returns and thus gave rise to material conflicts of interest.

As discussed further below, the Company’s offering does not have any of those characteristics. The Company is organized as a Maryland corporation and, as described in the Registration Statement, is an “internally managed” REIT, meaning that the executive officers and directors of the Company manage the business and affairs of the Company without the involvement of a third-party advisor or manager. As with a typical publicly held corporation, the executive officers and directors of the Company are compensated through salary, bonuses, director fees and equity awards, rather than through management fees, commissions or other arrangements common to “externally managed” REITs and syndicated real estate limited partnerships. While the Company, through a wholly owned subsidiary, serves as the general partner of American Residential Properties OP, L.P., the operating partnership through which the Company conducts its business (the “Operating Partnership”), the Registration Statement relates to the offering of the Company’s common stock rather than limited partnership interests in the Operating Partnership.

Furthermore, the Commission has typically requested Guide 5 disclosure for initial public offerings by newly formed REITs where specific property acquisitions or other specific uses for at least 75-80% of the offering proceeds are not disclosed. We believe the Commission has taken this position because newly formed equity REITs that (i) do not have a meaningful operating history

Mr. Michael McTiernan, Assistant Director

February 13, 2013

of their own and (ii) do not disclose to investors specifically how a substantial majority of the proceeds of the offering will be invested are, from an investment standpoint, similar to real estate limited partnerships that are formed for opportunistic real estate investing, in that the investors in both cases are required to make their investment decision based largely on a stated, but unproven, strategy and a belief in the ability of the sponsor to execute the stated strategy and deliver the expected returns to investors. In those cases, the Commission has taken the view that, in order for investors be able to make an informed investment decision, it was important for them to have information regarding: (i) the fees and other compensation to be earned by the external manager, general partner or sponsor, as applicable, which were often not linked to the returns to be earned by investors; (ii) related conflicts of interest of the external manager, general partner or sponsor, as applicable; and (iii) the sponsor’s track record in other similar programs. The Company respectfully argues that Guide 5 disclosure should not be required, and is not appropriate, for the Company’s offering for the following reasons:

(i) as stated above, the Company is neither (a) a real estate limited partnership with a general partner, third-party advisor or manager nor (b) an “externally managed” REIT. Therefore, the Company’s investors are not exposed to the types of risks that investors in “externally managed” real estate limited partnerships or REITs face as described in the preceding paragraphs, such as the conflicts of interest that arise out of the fees and compensation that the external managers, general partners or sponsors of real estate limited partnerships and “externally managed” REITs typically earn. In contrast, the management and compensation structure of the Company is generally similar to that of many other internally managed public companies.

(ii) the Company is a well-capitalized, internally managed corporation with significant assets and a meaningful track record of its own, and thus should not be viewed as having the key characteristics of companies whose offerings were considered “blind-pool” offerings. The Company has been operating since May 2012. As described in the Registration Statement, the Company completed its initial private offering of common stock in May 2012 and its first follow-on private offering of common stock in December 2012, raising an aggregate of $371.3 million of gross proceeds. The Company already has a substantial existing portfolio of single-family rental homes and private mortgages, which,

Mr. Michael McTiernan, Assistant Director

February 13, 2013

as of December 31, 2012, had an aggregate cost basis of approximately $216 million and an aggregate outstanding principal balance of approximately $12 million, respectively. The Company intends to acquire the same types of assets with the offering proceeds. The Registration Statement contains detailed descriptions of the Company’s existing properties and assets, the manner and terms under which it acquires its properties and other assets, its existing and target markets and its historical operations, including audited historical financial statements as of and for the period from its inception through September 30, 2012. Before the offering is commenced, these audited historical financial statements will be updated in a subsequent pre-effective amendment to the Registration Statement as of and for the period ended December 31, 2012. Thus, the Company’s offering is not a “blind-pool” offering, because the Company consists of far more than a pool of newly raised cash with no historical operations or track record for investors to evaluate in making their investment decision. Indeed, the Company’s offering is not materially different than a registered follow-on offering by a REIT that has only recently completed an initial public offering, where the use of proceeds is often not for specific properties and where Guide 5 is not applied.

b) Assuming arguendo that Guide 5 applies, the disclosure provided in the Registration Statement in response to the requirements of Form S-11 already addresses disclosure requirements of Guide 5 that would both apply to the Company and be material to investors.

The Company notes the following with respect to the disclosure required by each item of Guide 5:

•	Item 1. The Company believes that it has provided on the cover page of the Registration Statement the relevant information called for by Item 1 of Guide 5.

•

Item 2. The Company believes that its disclosure as to the risks and uncertainties associated with an investment in the offering fully complies with federal securities laws, and, therefore, that the Registration Statement should not also include statements related to suitability standards.

Mr. Michael McTiernan, Assistant Director

February 13, 2013

•	Item 3. The Company believes that it has fully described its structure and how it intends to use the proceeds of the offering in the Prospectus Summary of the Registration Statement.

•

Item 4. This item contemplates payments that “the General Partner and its affiliates may earn or receive in connection with the offering or operation of the partnership.” In the Company’s case, neither the Company nor its wholly owned subsidiary that is the general partner of the Operating Partnership may earn or receive any payments either in connection with the offering or in connection with the operation of the Operating Partnership. There is no compensation to a third-party general partner as contemplated by Guide 5, and the Company’s compensation of its officers and directors is fully disclosed in the Registration Statement.

•

Item 5. As stated in the Registration Statement on pages 3 and 115, the Company believes that its internally managed structure aligns management and stockholder interests, avoiding the conflicts of interest and additional fees common in many externally managed companies. Moreover, the Company believes that its disclosure in the risk factors enumerated on pages 41 and 42 under the section of the Registration Statement entitled “Risk Factors—Risks Related to Conflicts of Interest” provides adequate disclosure of the potential conflicts of interest. In addition, as disclosed in the Registration Statement on page 133 under the section entitled “Investment Policies and Policies with Respect to Certain Activities—Policies with Respect to Certain Transactions” and on page 155 under the section entitled “Certain Relationships and Related Party Transactions,” the Company has adopted a written policy for the review and approval of related person transactions requiring disclosure under Item 404(a) of Regulation S-K.

•

Item 6. The Company believes that this item, discussing fiduciary obligations of a general partner of a real estate limited partnership, is inapplicable to an internally managed REIT. Nevertheless, the Registration Statement contains disclosure of the fiduciary duties owed to the limited partners of the Operating Partnership by the Company through its wholly owned subsidiary that is the general partner of the Operating Partnership, page 172 under the section entitled “Operating Partnership and the Partnership Agreement—Fiduciary Responsibilities.” Similarly, the Registration Statement contains disclosure of the indemnification

Mr. Michael McTiernan, Assistant Director

February 13, 2013

arrangements between the Company and its directors and officers in the section entitled “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Limitation of Directors’ and Officers’ Liability and Indemnification.”

•	Item 7. The Company believes that its disclosure in the section of the Registration Statement entitled “Risk Factors” provides the relevant information called for by Item 7.

•

Item 8. The Company acknowledges that, if Guide 5 applied to the Company’s offering, ARP Phoenix Fund I, LP (“Phoenix Fund”) would be considered a program for which the information required by Item 8 of Guide 5 would need to be provided. However, the Company believes that the prior performance information called for by Item 8 with respect to Phoenix Fund, were it to be required, is not material to an investment decision for the offering and would be confusing—possibly even misleading—to potential investors. Phoenix Fund is an externally managed, limited-life fund with a management and fee structure that is typical of private investment funds. Its external manager earns fees for property management services, and its general partner earns fees based on the lower of the cost basis or the fair value of the Phoenix Fund’s assets and is eligible to receive a carried interest. In stark contrast, the Company is an internally managed permanent capital vehicle with a typical public company compensation structure as discussed above and as fully disclosed in the Registration Statement. Thus, all of the information required by Item 8 regarding sponsor fees and conflicts of interest is not applicable to the Company. To the extent these items are, however, deemed to be applicable, the Company believes it has disclosed them. In addition, Phoenix Fund is a relatively small fund with only approximately $43 million of equity capital and a narrow geographic footprint, whereas the Company has more than seven times the amount of Phoenix Fund’s equity capital, a much broader geographic footprint and a more diverse strategy. Finally, Phoenix Fund is not a REIT and is thus not subject to the distribution requirements that apply to REITs and it has not sold a meaningful number of its properties, so there is no meaningful investment return data to disclose. Therefore, given (i) that Item 8’s disclosure requirements are substantially inapplicable to the Company, (ii) the substantial differences between Phoenix Fund and the Company as

Mr. Michael McTiernan, Assistant Director

February 13, 2013

described above and (iii) that Phoenix Fund is not required to pay dividends, has not sold its properties and has not generated any material return data, the Company respectfully submits that the information required by Item 8 with respect to Phoenix Fund is not material and may confuse potential investors rather than provide meaningful information.

•	Item 9. The Company believes that its disclosure in the section of the Registration Statement entitled “Management” provides the relevant information called for by Item 9.

•

Item 10. The Company believes that its disclosure in the section of the Registration Statement entitled “Investment Policies and Policies with Respect to Certain Activities” and the Company’s description of its business throughout the Registration Statement, but in particular under the section entitled “Our Business and Investments,” provides the relevant information called for by Item 10.

•

Item 11. The Company believes that its disclosure in the section of the Registration Statement entitled “Investment Policies and Policies with Respect to Certain Activities—Investments in Real Estate or Interests in Real Estate,” as well as the risk factors under the sections entitled “Risk Factors—Risks Related to Single-Family Housing,” “—Risks Related to Short-Term Private Mortgage Financing” and “—Risks Related to the Real Estate Industry Generally,” provides the relevant information called for by Item 11.

•

Item 12. The Company believes that its disclosure in the section of the Registration Statement entitled “Material Federal Income Tax Considerations” provides the relevant information called for by Item 12.

•

Item 13. The Company believes that its disclosure throughout the Registration Statement is not technical in nature or is not susceptible to varying methods of computation and that the requirement of Item 13, therefore, is not applicable.

•	Item 14. Although the Company believes, as stated above, that much of Guide 5 is inapplicable to a publicly traded, internally managed REIT’s

Mr. Michael McTiernan, Assistant Director

February 13, 2013

operating partnership, the Company believes the description of the material provisions of the limited partnership agreement of the Operating Partnership in the section of the Registration Statement entitled “Operating Partnership and the Partnership Agreement” and the Company’s charter and bylaws in the section entitled “Certain Provisions of Maryland Law and of Our Charter and Bylaws” fully provides the relevant information called for by Item 14.

•

Item 15. The Company believes that its disclosure in the section of the Registration Statement entitled “Investment Policies and Policies with Respect to Certain Activities—Reporting Policies” provides the relevant information called for by Item 15.

•

Item 16. The Company believes that its disclosure in the section of the Registration Statement entitled “Description of Capital Stock—Restrictions on Ownership and Transfer” provides the relevant information called for by Item 16.

•

Item 17. The Company is the sole member of the general partner of the Operating Partnership. There are no provisions in the partnership agreement of the Operating Partnership that allow the Company or its affiliates to redeem or repurchase the common stock of the Company. To the extent that Item 17 can be interpreted to relate to the provisions in the limited partnership agreement that allow the Company or its affiliates to redeem or repurchase the limited partnership interests in the Operating Partnership, the Company believes that the disclosure in the section of the Registration Statement entitled “Operating Partnership and the Partnership Agreement—Redemption Rights” provides the relevant information called for by Item 17.

•	Item 18. The Company believes that its disclosure in the section of the Registration Statement entitled “Underwriting” provides the relevant information called for by Item 18.

•	Item 19. The Company does not intend to use any “sales material” within the meaning of Item 19.

•

Item 20. The Company believes that the undertakings in Item 37 of “Part II. Information Not Required in Prospectus of the Registration Statement” provide the relevant information called for by Item 20.

Mr. Michael McTiernan, Assistant Director

February 13, 2013

4.	We note that your sponsor, officers and certain stockholders that acquired shares pursuant to private placement will continue to hold a significant equity position in the company following the consummation of your initial offering. Please update your disclosure and include a summary risk factor to discuss the attending risks associated with their holdings, including the impact sales of such shares could have on the market price of your common stock following the close of this offering.

RESPONSE: The Company has added a risk factor and a corresponding summary risk factor on pages 48 and 15, respectively, in response to the Staff’s comment.

Market, Industry and Other Data, page ii

5.	Please revise the last sentence in the first paragraph to clarify that you may be required to update this prospectus during your offering. Please make conforming changes to the second risk factor disclosed on page 28.

RESPONSE: The Company has revised the disclosure on pages ii and 31 in response to the Staff’s comment.

Prospectus Summary

Our Business and Growth Strategies, page 4

6.	Targeted Geographic Expansion. In addition to your current geographic markets, please revise to specifically identify any other markets you are currently targeting. Please make conforming changes to your disclosure on page 111.

RESPONSE: The Company has added disclosure on pages 5 and 117 in response to the Staff’s comment.

Mr. Michael McTiernan, Assistant Director

February 13, 2013

Our Business Activities and Operations, page 7

7.	It appears that master leased properties present a different risk/reward profile than directly leased properties. Therefore, please provide a breakout of portfolio statistics for master leased properties or tell us why this information would not be relevant to investors.

RESPONSE: The Company has revised and added disclosure on pages 7 and 120 in response to the Staff’s comment.

8.	Please update to provide information on the geographic distribution of the 321 properties to be acquired.

RESPONSE: The Company has added disclosure on pages 1, 4, 8, 62, 65, 114, 115 and 120 in response to the Staff’s comment.

Stabilized Properties, page 7

9.	We note the importance of stabilized properties as the best indicator for your long-term portfolio performance. To this end, please provide occupancy data for the properties you have owned for six months or more.

RESPONSE: The Company has added disclosure on pages 8, 64 and 121 in response to the Staff’s comment. As of November 30, 2012, the Company had not owned any properties for six months or longer, and, consequently, it is not possible to calculate and disclose occupancy data for stabilized properties. In subsequent amendments to the Registration Statement, the Company will add disclosure of occupancy data of its portfolio of stabilized properties.

Management of Phoenix Fund, page 9

10.	Please briefly describe the material terms of your sub-management agreement with Phoenix Fund, including the fees. Please also summarize Phoenix Fund’s arrangements with Mr. Schmitz and Ms. Hawkes regarding compensation on sales of properties.

RESPONSE: The Company advises the Staff that, on February 11, 2013, the Company’s taxable REIT subsidiary (the “TRS”) and Phoenix Fund entered into

Mr. Michael McTiernan, Assistant Director

February 13, 2013

a property management agreement, and the property management agreement between Phoenix Fund and American Residential Management, Inc. (“ARM”), and the sub-management between the TRS and ARM, were terminated. The Company has accordingly revised the disclosure on pages 11, 63, 67, 129, 154 and F-16. The Company has added disclosure on page 154 in response to the Staff’s comment.

Risk Factors

Risks Related to Our Business

Through our preferred operator program…, page 22

11.	Please revise the risk factor to quantify the number of properties for which you have provided the master lessee an interest in any gains on sale.

RESPONSE: The Company has added disclosure on page 24 in response to the Staff’s comment.

Our revenue and expenses are not directly correlated…, page 24

12.	Please supplement your disclosure in this section to discuss operational inefficiencies inherent to your business model arising from the fact that your fixed maintenance/restoration costs per unit may not decrease as a function of additional property acquisitions. Please also include the risks discussed under this heading in the Summary Risk Factors section.

RESPONSE: The Company has revised and added disclosure on pages 14 and 26 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

13.

In future filings please expand your disclosure in MD&A to include additional analysis of your capital expenditures breaking them down as applicable between new development, redevelopment/renovations on acquired properties,

Mr. Michael McTiernan, Assistant Director

February 13, 2013

redevelopment/renovations on stabilized properties, and other capital expenditures by year. Please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these capital expenditures should reconcile to the capital expenditures included in cash flow from investing activities.

RESPONSE: In response to the Staff’s comment, the Company will expand its disclosure in future filings to include the requested additional analysis of its capital expenditures. The Company advises the Staff that substantially all of the Company’s capital expenditures to date have been related to restorations on acquired properties. In addition, the Company has added disclosure on pages 68 and 72 in response to the Staff’s comment.

Factors Expected to Affect Our Results and Financial Condition

Property Stabilization, page 60

14.	It appears that you consider average time to stabilization a key performance indicator. Please disclose this metric.

RESPONSE: In response to the Staff’s comment, the Company will include this metric for its stabilized properties in future filings, beginning with the first filing in which the Company provides property-level information as of December 31, 2012. As of November 30, 2012, the Company had not owned any homes for six months or longer, and, consequently, it is not possible to calculate and disclose this metric for stabilized properties.

Revenue, page 60

15.	Please disclose a breakdown of rental revenues earned between direct rentals and preferred operator program rentals.

RESPONSE: The Company has added disclosure on page 64 in response to the Staff’s comment.

Portfolio Purchases, page 117

16.

Please expand upon your discussion of the preferred operator program to fully discuss the types of revenues you earn from the leases, the types of expenses you may incur, and any future cash proceeds that may be payable to preferred operators. Please address

Mr. Michael McTiernan, Assistant Director

February 13, 2013

whether or not there are any financial incentives for the preferred operators to operate the properties efficiently, and which party is responsible for significant capital improvements.

RESPONSE: The Company has added disclosure on page 126 in response to the Staff’s comment.

Results of Operations, page 62

17.	In future Exchange Act periodic reports, once you have relevant comparative data, please disclose the relative impact on period to period results from same store/stabilized properties and from other properties and, within the same store/stabilized portfolio, the relative impact of changes in occupancy and changes in rent rates.

RESPONSE: In its future Securities Exchange Act of 1934, as amended, periodic reports, commencing with its Quarterly Report on Form 10-Q for the quarter in which the Company first has relevant comparative data, the Company will disclose this type of comparative information.

Financial Statements

18.	We continue to consider your request that the staff waive your requirement to provide historical financial information under Rule 3-14 of Regulation S-X.

RESPONSE: The Company thanks the Staff for considering the request.

Investment in Real Estate, page F-7

19.	Please tell us how you determined that the acquisition of a property with a lease in place constitutes a business combination. Please refer to the applicable accounting literature you utilized in coming to this determination.

RESPONSE: The Company advises the Staff that, in accordance with Accounting Standards Codification (“ASC”) 805-10-55-4, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. The Company acquires single-family homes from other property

Mr. Michael McTiernan, Assistant Director

February 13, 2013

owners with executed leases with tenants in place. The inputs acquired include the land and home, the in-place lease, and the obligation associated with the tenant’s security deposit. Although the Company does not acquire the processes of the seller, the Company has processes in place to continue the management of the rental homes. The output acquired is the rental income from the executed leases with tenants in place. The Company is typically responsible for the payment of property taxes, insurance, property management expenses, and the routine repairs and maintenance of the home. The tenant is responsible for the payment of monthly rent and utilities. The revenue-producing activities associated with the acquired set of activities and assets (i.e., the rental income) remain the same both before and after the acquisition, thus meeting the definition of a business. As the Staff has noted in its comments above, the Company also acquires portfolios of homes through its preferred operator program. Consistent with the acquisitions of homes described above, these homes also have in-place leases that are generating rental revenue to the preferred operator that is ultimately passed onto the Company in the form of master lease payments. The revenue-producing activities associated with those acquired set of activities and assets (i.e., the rental income) also remain the same both before and after the acquisition. Based on the above facts and circumstance, the Company has concluded (and its independent public accounting firm concurred) that the acquisition of homes with in- place leases constitute business combinations under ASC 805.

20.	Please provide a more in-depth discussion of the ways you determine fair value for purchase price allocations.

RESPONSE: The Company advises the Staff that it determines fair value under the guidance of ASC 820, Fair Value Measurements and Disclosures, primarily based on unobservable market data inputs, which are categorized as Level 3 valuations. In making estimates of fair values for purposes of recording the components of the acquisition at fair value, the Company utilizes its market knowledge and published market data. The Company is currently utilizing information obtained from county tax assessment records to develop regional averages, by county, to record the fair value of the land and building. After the regional averages are applied to individual homes and initial fair value estimates are made for both land and building, the Company reviews and compares the resulting values with market comparables and other market data accumulated

Mr. Michael McTiernan, Assistant Director

February 13, 2013

during the acquisition due diligence period for the home and similar homes in close proximity to one another. Given the short-term nature of residential leases of typically one year or less, the Company believes the leases assumed in connection with an acquisition of a home are at market value. As a result, there is no value associated with above or below market leases. The fair value of acquired in-place leases are estimated by calculating the market rental revenue that would be lost and the costs the Company would have incurred to hold and lease the home during a lease-up period. The Company estimates the lease-up period based upon the Company’s experience and anticipated timeframe to lease the property.

21.	Please tell us the amounts of soft costs such as payroll and other general and administrative expenses that you have capitalized. In future filings, please revise your footnote to specifically disclose your policies for capitalizing these costs. Please show us your proposed disclosure.

RESPONSE: The Company advises the Staff that for the period from March 30, 2012 (inception) to September 30, 2012, it capitalized $61,000 in direct payroll as deferred lease costs and $64,000 in direct payroll as building and improvements, and it did not capitalize any general and other administrative expenses. The Company has added disclosure on page F-8 in response to the Staff’s comment.

Revenue Recognition, page F-8

22.	Please expand upon your disclosure of your accounting for revenues related to your arrangements with preferred operators to discuss all the different ways in which you may earn revenues from these arrangements, and clarify if the contingent rentals discussed here are related solely to the preferred operator program.

RESPONSE: The Company has added disclosure on page F-8 and revised the disclosure on page 70 in response to the Staff’s comment.

Mr. Michael McTiernan, Assistant Director

February 13, 2013

7. Transactions with Related Parties, page F-13

23.	Please tell us how you determined that it was appropriate to record the purchase of the real estate acquisition and management platform from American Residential Management, Inc. as goodwill. In your response please provide additional detail about the platform, and clarify if this is software, or if there are additional components.

RESPONSE: The Company advises the Staff that the platform it acquired from ARM was composed of knowhow, processes, relationships and an assembled workforce required to acquire, renovate, lease and manage single family homes for rental. ARM used this platform to launch and ultimately acquire, renovate and manage 604 single-family homes for Phoenix Fund. The Company did not acquire either proprietary software licenses or any property management contracts or other amortizable intangible assets from ARM. The Company acquired personal property, including computer hardware and software from ARM for cash consideration of $85,000, which was recorded as furniture and equipment in the accompanying consolidated balance sheet. Accordingly, the Company believes it is appropriate to record the acquisition of the platform as goodwill.

Exhibits

24.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

RESPONSE: The Company advises the Staff that the Company will file all required exhibits as promptly as possible with future amendments to the Registration Statement. Drafts of the legal opinion (Exhibit 5.1) and tax opinion (Exhibit 8.1) are being provided to the Staff for review in the forms of Exhibit A and Exhibit B, respectively, attached hereto. The Company advises the Staff that the Company will file the final, executed legal opinions of Venable LLP and Hunton & Williams LLP as promptly as possible prior to effectiveness of the Registration Statement.

Mr. Michael McTiernan, Assistant Director

February 13, 2013

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey, Esq.

cc:	Stephen G. Schmitz

Laurie A. Hawkes

Bartholomew A. Sheehan, Esq.

Enclosure

EXHIBIT A

Draft of Exhibit 5.1 Opinion

[Letterhead of Venable LLP]

Draft: Subject to Review

[    ], 2013

American Residential Properties, Inc.

7047 East Greenway Parkway, Suite 350

Scottsdale, AZ 85254

Re:	Registration Statement on Form S-11 (No. 333-[ ])

Ladies and Gentlemen:

We have served as Maryland counsel to American Residential Properties, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the sale and issuance of up to [            ] shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (including up to [            ] Shares issuable pursuant to an over-allotment option), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein, substantially in the form in which it will be transmitted to the Commission under the Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions (the “Resolutions”) adopted by the Board of Directors of the Company, or a duly authorized committee thereof, relating to the issuance of the Shares, certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and the obligations of such party set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction contained in Article VII of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions and the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

EXHIBIT B

Draft of Exhibit 8.1 Opinion

[Letterhead of Hunton & Williams LLP]

[            ], 2013

American Residential Properties, Inc.

7047 East Greenway Parkway, Suite 350

Scottsdale, AZ 85254

American Residential Properties, Inc.

Qualification as

Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as special tax counsel to American Residential Properties, Inc., a Maryland corporation (the “Company”), in connection with the preparation of a Registration Statement on Form S-11 (File No. 333-[            ]) filed with the Securities and Exchange Commission on [            , 2013], as amended through the date hereof (the “Registration Statement”), with respect to the offer and sale (the “Offering”) of up to [            ] shares of the common stock, $0.01 par value per share, of the Company (the “Common Stock”). You have requested our opinion regarding certain U.S. federal income tax matters.

In giving this opinion letter, we have examined the following:

1.	the Registration Statement and the prospectus (the “Prospectus”) filed as part of the Registration Statement;

2.	the Company’s Articles of Amendment and Restatement;

3.	the Agreement of Limited Partnership of American Residential Properties OP, L.P. (the “Operating Partnership”), dated as of May 11, 2012, by and among American Residential GP, LLC, a Delaware limited liability company, as the general partner, and the persons whose names are set forth on Exhibit A thereto, as the limited partners (the “Operating Partnership Agreement”); and

4.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed, with your consent, that:

1.	each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.	during its taxable year ending December 31, 2013, and future taxable years, the Company will operate in a manner that will make the representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), true for such years, without regard to any qualifications as to knowledge or belief;

3.	the Company will not make any amendments to its organizational documents or the Operating Partnership Agreement after the date of this opinion that would have the effect of altering the facts upon which the opinions set forth below are based; and

4.	no action will be taken by the Company or the Operating Partnership after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer’s Certificate, without regard to any qualifications as to knowledge or belief. No facts have come to our attention that would cause us to question the accuracy and completeness of such factual representations. Furthermore, where the factual representations in the Officer’s Certificate involve terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have reviewed with the individuals making such representations the relevant provisions of the Code, the applicable regulations and published administrative interpretations thereof.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificate, the discussions in the Prospectus under the caption “Material Federal Income Tax Considerations” (which is incorporated herein by reference), we are of the opinion that:

(a) the Company qualified to be taxed as a real estate investment trust (a “REIT”) pursuant to sections 856 through 860 of the Code for its short taxable year ended December 31, 2012, and the Company’s organization and current and proposed method of operation (as described in the Prospectus and in the Officer’s Certificate) will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year ending December 31, 2013 and thereafter; and

(b) the descriptions of the law and the legal conclusions contained in the Prospectus under the caption “Material Federal Income Tax Considerations” are correct in all material respects.

We will not review on a continuing basis the Company’s, compliance with the documents or assumptions set forth above, or the factual representations set forth in the Officer’s Certificate. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer’s Certificate.

We do not assume any responsibility for, and make no representation that we have independently verified, the accuracy, completeness, or fairness of the statements contained in the Prospectus (other than the descriptions of the law and the legal conclusions contained in the Prospectus under the caption “Material Federal Income Tax Considerations” as explained above).

The foregoing opinions are based on current provisions of the Code and the Regulations, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to Hunton & Williams LLP under the captions “Risk Factors,” “Material Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,